Exhibit 99.1

Alpha Tau Announces Robust Long-Term Safety and Efficacy Data from Multiple Clinical Trials of Alpha DaRT

- 81 lesions treated across four feasibility trials of head and neck or skin cancers demonstrated 89% complete response rate.

- Two-year local recurrence-free survival rate of 77%.

- The analysis also showed no grade 3 or higher acute treatment-related toxicities, with approx. 20% of patients experiencing acute grade 2 toxicities.

- No grade 2 or higher late toxicities were observed 6 months after treatment.

JERUSALEM, August 17, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. ("Alpha Tau", or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today initial long-term safety and tumor control outcomes for patients with unresectable, recurrent, or locally advanced head and neck or skin tumors treated Alpha DaRT across four prospective trials conducted at several international institutions.

Between February 2017 and December 2022, 81 lesions in 71 patients were treated with Alpha DaRT in four prospective feasibility trials whose objective was to assess early toxicity and tumor response outcomes. The median follow-up was 14 months (range: 2-51 months). A complete response (CR) was observed in 89% of treated lesions (n=72), 10% (n=8) demonstrated a partial response, and one patient was not evaluable. The two-year actuarial local recurrence-free survival (LRFS) was 77% [95% CI: 63–87]. Variables including recurrent vs non-recurrent lesions, baseline tumor size, or histology did not impact long-term outcomes. Twenty percent of patients developed treatment-related acute grade 2 toxicity (such as dermatitis radiation, local pain at the treatment site or pruritus), which subsequently resolved with conservative treatment; there were no grade 3 or higher related acute toxicities. There was no grade 2 or higher late toxicities observed in this cohort, defined as toxicities occurring six months or later after Alpha DaRT treatment.

“We are excited to share these longer-term data on outcomes from treatment with Alpha DaRT,” noted Uzi Sofer, Alpha Tau’s CEO. “We have seen continued encouraging outcomes for patients treated with Alpha DaRT, with 89% complete response rate and no grade 3 or higher toxicities, demonstrating outstanding potential for patients.” Dr. Robert Den, Alpha Tau’s CMO, added, “These data answer an important question for Alpha Tau, namely, whether the strong short-term local responses we’ve seen will lead to long-term tumor control. The answer is a resounding yes, with a 77% durable tumor control rate at 2 years. We are looking forward to continued generation of additional data from our clinical trials, including our U.S. pivotal multicenter ReSTART trial (Recurrent SCC Treatment with Alpha DaRT Radiation Therapy), our pancreatic cancer trial being conducted in Montreal, Canada, and other exciting trials underway or scheduled to launch soon.”

Prof. Aron Popovtzer, Head of the Sharett Institute of Oncology at Hadassah Medical Center in Jerusalem, and a principal investigator in several of the trials, commented, “The ongoing and consistent strength of the results from treatment with Alpha DaRT speaks volumes about the transformative potential of Alpha DaRT for a broad array of patients with difficult-to-treat solid tumors.”

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact

IR@alphatau.com

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 9, 2023, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.